UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*


                        MERCANTILE STORES COMPANY, INC.

                                (Name of Issuer)

                       Common Stock, $.14 - 2/3 par value

                         (Title of Class of Securities)

                                  587533 10 0
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of  4   Pages
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                                                                Page 2 of 4

CUSIP NO.  587533 10 0


(1)  Name of Reporting Persons S.S. or I.R.S. Identification No. of
     Above Person

     Minot Mercantile Corporation



(2)  Check the Appropriate Box if a Member of a Group*
     (a)   [ ]
     (b)   [ ]



(3)  SEC Use Only



(4)  Citizenship or Place of Organization

     Delaware


Number of Shares         (5) Sole Voting Power             10,484,875
Beneficially             (6) Shared Voting Power           None
Owned by Each            (7) Sole Dispositive Power        10,484,875
Reporting Person With   (8) Shared Dispositive Power      None

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,484,875


(10) Check box if the Aggregate Amount in Row 9 Excludes Certain Shares*
     [ ]

(11) Percent of Class Represented by Amount in Row 9

     28.46%


(12) Type of Reporting Person*

     CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 4 Pages




Item 6 is changed to read in its entirety as follows:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.


                           Woodbank Mills, Inc. owned 49.6% of the common stock
                  of Minot Mercantile Corporation (49.6% of its voting securities). Woodbank Mills, Inc. owned 27,413 shares (.07%) of the Common Stock of the Company.


                           Gerrish H. Milliken may be deemed to be a controlling
                  person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Gerrish H. Milliken, a director of the Company, and his spouse had direct and remainder interests in 107,624 shares (.29%) of the Company's Common Stock held in trusts. Gerrish H. Milliken is also the beneficial owner of an additional 378,353 shares (1.03%) of the Company's Common Stock as a trustee of certain trusts.


                           Roger  Milliken  may be  deemed  to be a  controlling
                  person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Roger Milliken, a director of the Company, and his spouse had direct and remainder interests in 121,560 shares (.33%) of the Company's Common Stock held in trusts. Roger Milliken is also the beneficial owner of an additional 4,232,025 shares (11.49%) of the Company's Common Stock as a trustee and an advisor of certain trusts.




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                                                               Page 4 of 4 Pages



                           Minot K.  Milliken may be deemed to be a  controlling
                  person of each of Minot Mercantile Corporation and Woodbank Mills, Inc., and therefore may be deemed to be the beneficial owner of, and to share the power to direct the voting and/or the disposition of, Common Stock of the Company held by such corporations. In addition, Minot K. Milliken, a director of the Company, had direct interests in 458,036 shares (1.2%) of the Company's Common Stock held in trusts. Minot K. Milliken is also the beneficial owner of an additional 406,680 shares (1.1%) of the Company's Common Stock as a trustee and an advisor of certain trusts.


                           Gerrish  H.  Milliken,  Minot K.  Milliken  and Roger
                  Milliken, and their respective associates, as that term is defined by the rules of the Securities and Exchange Commission, owned beneficially a maximum of 14,908,292 shares (40.5%) of the Common Stock of the Company. The shares listed as beneficially owned by each of Gerrish H. Milliken, Minot K. Milliken and Roger Milliken include shares listed as beneficially owned by one or both of the other two. Where such duplication exists, it has been eliminated for purposes of this paragraph.




Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 1996
Date

/S/ MINOT K. MILLIKEN
---------------------------
Signature


Minot K. Milliken, Vice President
Name/Title